UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) April 28, 2023

Creci, Inc.

(Exact name of issuer as speciﬁed in its charter)

Delaware	83-313475
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identiﬁcation No.)

1201 North Market St., Suite 111, Wilmington, Delaware 19801

(Full mailing address of principal executive ofﬁces)

(302) 202-9150

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Creci Notes

Item 7.	Departure of Certain Officers

On April 28, 2023, Pravin Rodrigues resigned as Chief Operating Officer and Chief Social Impact Officer of Creci Inc. (the “Company”), and Carlos Ruiz resigned as Chief Technology Officer of the Company.

Item 9.	Other Events

On January 10, 2023, Creci Inc. (the “Company”) filed a Form 1-U noting that the Company would begin shutting down. The process should be finalized in the next several months. The Company’s draft 2022 consolidated unaudited financial statements show that the Company’s end-of-year liabilities exceeded its assets by approximately $1,385,000 and that the Company had $20,000 cash on hand as of December 31, 2022.

The Company expects this Form 1-U to be its final filing with the Securities and Exchange Commission (the “SEC”) since it does not have the funds to pay for audited financial statements required for filing its 2022 annual report.

As noted in the Form 1-U filed on January 10, 2023, as of December 31, 2022, the Company ceased making any offer or sales of its Regulation A+ securities offering (qualified by the Commission on February 4, 2022) and no offers or sales of such securities were made in 2023. Additionally, before the close of the 2022 calendar year (which mirrors the Company’s fiscal year), the Company redeemed all such Regulation A+ securities sold in the offering during 2022 by repaying all outstanding principal and interest to any such security holders, as the Company was allowed to under the terms of the offering. No Regulation A+ investors lost any principal invested or accrued interest earned on their principal from their purchase of the Regulation A+ securities.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as speciﬁed in its charter) Creci, Inc.

By (Signature and Title) Andres Idarraga, CEO

Date May 1, 2023

3